Exhibit 21.1

List of Subsidiaries

MGE Enterprises Corporation	Wyoming	April 1, 2009
Money4Gold, Inc.	Delaware	March 26, 2008
Money4Gold Precious Metals, Inc.	Quebec	December 4, 2008
Money4Gold UK Limited	United Kingdom	May 12, 2008
HD Capital Holdings LLC	Delaware	February 14, 2008
Money4Gold W.Y., Inc.	Wyoming	July 10, 2008